UNITED STATES
                  SECURITIES EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                          FORM 10SB-12G

           GENERAL FORM FOR REGISTRATION OF SECURITIES

               Pursuant to Section 12(b) or (g) of
               The Securities Exchange Act of 1934


                          INFOBOOTH, INC.
      ----------------------------------------------------
     (Exact name of registrant as specified in its charter)


        DELAWARE                           13-4044390
        --------                           ----------
(State or other jurisdiction             (I.R.S. Employer
of incorporation or organization)        Identification No.)


1 ROCKEFELLER PLAZA - SUITE 1600
NEW YORK, NEW YORK                            10020
----------------------------------            -----
(Address of principal executive offices)    (Zip Code)



Registrant's telephone number             (212) 265-4600
                                          --------------

Securities to be registered pursuant to Section 12(g) of the Act:

           Voting Common Stock   1,000,000 shares

Check here whether the issuer (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                  Yes   X       No_______

As of January 30, 1999, the following shares of the Registrant's common stock were issued and outstanding:

            Voting Common Stock  1,000,000 shares

Traditional Small Business Disclosure
(check one): Yes  X      No

INDEX

ITEMS                                                 PAGE

Item 1. BUSINESS                                       3

Item 2. FINANCIAL INFORMATION                          8

Item 3. PROPERTIES                                     10

Item 4. SECURITY OWNERSHIP OF   CERTAIN BENEFICIAL
        OWNERS AND MANAGEMENT                          10

Item 5. DIRECTORS AND EXECUTIVE OFFICERS               11

Item 6. EXECUTIVE COMPENSATION                         13

Item 7. CERTAIN RELATIONSHIPS AND RELATED
        TRANSACTIONS                                   15

Item 8. LEGAL PROCEEDINGS                              15

Item 9. MARKET PRICE OF AND DIVIDENDS ON THE
        REGISTRANT'S COMMON EQUITY AND RELATED
        STOCKHOLDER MATTER                             16

Item 10. RECENT SALES OF UNREGISTERED SECURITIES       16

Item 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO
         BE REGISTERED                                 16

Item 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS     16

Item 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA   17

Item 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
         ON ACCOUNTING AND FINANCIAL DISCLOSURE        26

Item 15. FINANCIAL STATEMENTS AND EXHIBITS             26

         SIGNATURES                                    27

Item 1.   DESCRIPTION OF THE BUSINESS

HISTORY AND ORGANIZATION

INFOBOOTH, INC., (the "Company") was organized in February 1998 under the laws of the State of Delaware, having the stated purpose of engaging in any lawful act or activity for which corporations may be organized.

The Company was formed to enter the pay telephone industry and
provide pay telephone service with internet capabilities.    Its
primary target was to develop an "internet-pay telephone" kiosk system throughout Australia. The Company also sought to develop a system of smart cards which would be used in its internet kiosks and which would be compatible in regular pay telephones and ATM/debit machines. The Company also investigated potential sites where it can install the kiosks and also referred to professional consultants to determine the feasibility of accessing those sites. The Company also had discussion with the Australian Defense Department and several mining, construction and resort companies regarding the installation of the internet kiosks. The Company however concluded that, in the initial stages of its plan, it would be best to install the kiosks in high profile areas which would enhance the kiosks' visibility to the public and which would be more lucrative.

The Company sought to introduce its idea through an alliance with an existing telecommunications company. This alliance would the Company's kiosk to be associated with a well known brand thus making it recognizable throughout the world.

In April 1998, the Company sought to raise funds to implement its business plans and fund research of its idea by issuing 1,000,000 shares of common stock at $0.01. The Company was successful in raising $10,000.00 however was unsuccessful in implementing its business plan. The Company was unable to attract a suitable partner which would assist it in introducing its idea to the public market. The head of management of the Company resigned from his position and the Company's officer determined that its most effective method of attracting a potential investor or alliance partner would be to become a voluntary reporting company and obtain a trading symbol through the NASD.

The Company is currently a developmental stage company and is inactive. The directors are now determined that the Company should become active in seeking potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. The Company has began to consider and investigate potential business opportunities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The Company is a development stage company and its principal business purpose is to locate and consummate a merger or alliance with a private entity. Because of the Company's current status having no assets and no recent operating history, in the event the Company does successfully acquire or enter into an alliance with an operating business entity, it is likely that the Company's present shareholders will experience substantial dilution and there will be a probable change in control of the Company.

The selection of a business opportunity in which to participate is complex and risky. Additionally, as the Company has only limited resources, it may be difficult to find favorable opportunities. There can be no assurance that the Company will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to the Company and its shareholders. The Company will select any potential business opportunity based on management's business judgment.

Any targeted alliance or merger candidate will become subject to the same reporting requirements as the Company upon consummation of any such business combination. Thus, in the event that the Company successfully completes an acquisition or merger with another operating business, the resulting combined business must provide audited financial statements for at least the two most recent fiscal years or, in the event that the combined operating business has been in business less than two years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate.

The Company has no recent operating history and no representation is made, nor is any intended, that the Company will be able to carry on future business activities successfully. Further, there can be no assurance that the Company will have the ability to merge with an operating business, develop sustaining business opportunities or acquire property that will be of material value to the Company.

Because the Company lacks funds, it may be necessary for the officers and directors to either advance funds to the Company or to accrue expenses until such time as the Company begins to generate sufficient income to cover such expenses. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, the Company's directors will forego any compensation until such time as the

Company begins to generate sufficient income to cover such expenses. However, if the Company engages outside advisors or consultants in search for business opportunities, it may be necessary for the Company to attempt to raise additional funds. There is no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

In the opinion of management, inflation has not and will not have a material effect on the operations of the Company until such time as the Company successfully completes an acquisition or merger. At that time, management will evaluate the possible effects of inflation on the Company as it relates to its business and operations following a successful acquisition or merger.

In the event the Company consummates a merger transaction, the Company believes that there will be a change in control in the
Company.   The Company believes that any merger would include the
new issuance of common stock in the Corporation to a potential merger candidate followed by a reverse split of the Company's issued common stock thereby effectively passing control of the Company to the merged candidate.

The Company will not borrow funds for the purpose of funding payments to the Company's promoters, management or their affiliates or associates. Any funds borrowed by the Company will be utilized to pay statutory, legal and accountant fees expended by the Company.

The Company does not foresee that any terms of sale of the shares presently held by officers and/or directors of the Company will also be afforded to all other shareholders of the Company on similar terms and conditions.

Management does not anticipate actively negotiating or otherwise consenting to the purchase of any portion of their common stock as a condition to or in connection with a proposed merger or acquisition. In such an instance, all shareholders are to be treated equally. This policy is upheld by the inclusion of a resolution of the Board of Director's of the Company, contained in the Company's minutes. In the event management wishes to actively negotiating or otherwise consenting to the purchase of any portion of their common stock as a condition to or in connection with a proposed merger or acquisition, this would need to be disclosed to the Board of Directors and entered into the Company's minutes. The company's shareholders will be afforded an opportunity to approve or consent to any particular stock buy-out transaction or merger.

LIQUIDITY

The Company's viability as a going concern is dependent upon raising additional capital, and ultimately, having net income.

The Company's limited operating history, including its losses and no revenues, primarily reflect the operations of its early stage. As a result, the Company had from time of inception to January 31, 1999 no revenue and a net loss from operations of $19,050.00. As of January 31, 1999, the Company had a net capital deficiency of $50.00.

The Company requires additional capital principally to meet its costs for the implementation of its business plan, for general and administrative expenses and to fund costs associated with start up and trading of retail outlets. It is not anticipated that the Company will be able to meet its financial obligations through internal net revenue in the foreseeable future. The Company does not have a working capital line of credit with any financial institution. Therefore, future sources of liquidity will be limited to the Company's ability to obtain additional debt or equity funding. The Company anticipates that its existing capital resources will enable it to maintain its current implemented operations for at least 12 months, however, full implementation of its business plan is dependent upon its ability to raise substantial funding. Management's plan is to find and consummate a merger or business acquisition in order to maximize the benefit of ownership by shareholders in the Company.

The selection of a business opportunity in which to participate is complex and risky. Additionally, as the Company has only limited resources, it may be difficult to find favorable opportunities. There can be no assurance that the Company will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to the Company and its shareholders. The Company will select any potential business opportunity based on management's business judgment.

Because the Company lacks funds, it may be necessary for the officers and directors to either advance funds to the Company or to accrue expenses until such time as the Company begins to generate sufficient income to cover such expenses. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, the Company's directors will forego any compensation until such time as the Company begins to generate sufficient income to cover such
expenses.   However, if the Company engages outside advisors or
consultants in search for business opportunities, it may be necessary for the Company to attempt to raise additional funds. There is no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company.


YEAR 2000 DISCLOSURE

The Company is aware of the Year 2000 issue and states that it currently does not maintain any material active operations which it foresees will be impacted by the Year 2000 problem.
Management therefore does not anticipate that the company will be affected by this issue, financially or otherwise. This disclosure complies with the directives of the Securities and Exchange Commission, specifically Staff Legal Bulletin No. 5 (CF/IM), regarding Year 2000 issues.

Item 2.    FINANCIAL INFORMATION

                           INFOBOOTH INC.
                  (A Development Stage Company)
                SELECTED FINANCIAL DATA SCHEDULE
             FROM FEBRUARY 25, 1998 TO JANUARY 31, 1999

                               For the Year       From Inception
                                  Ended                 To
                              Jan. 31, 1999        Jan. 31, 1999
                              -------------        -------------
Cash and Cash Items            $      0             $      0
Marketable Securities                 0                    0
Notes and Accounts Receivable       200                  200
Allowances for doubtful accounts      0                    0
Inventory                             0                    0
Total Current Assets                200                  200
Property, plant and equipment         0                    0
Accumulated depreciation              0                    0
Total assets                        200                  200
Total current liabilities           205                  205
Bonds, mortgages and debt             0                    0
Preferred stock - redemption          0                    0
Common stock                      1,000                1,000
Other stockholders' equity       (1,050)              (1,050)
Total Liabilities and
 Stockholders' equity             2,000                2,000

Net Sales of Tangible Products        0                    0
Total Revenues                        0                    0
Cost of Tangible Goods Sold           0                    0
Total Costs and Expenses applicable
    To sales and revenues             0                    0
Other costs and expenses         19,050               19,050
Provision for doubtful accounts       0                    0
Interest and amortization of
    Debt discount                     0                    0
Income before taxes
    and other items             (19,050)             (19,050)
Income tax expenses                   0                    0
Income/loss continuing
    operations                  (19,050)             (19,050)
Discontinued operations               0                    0
Extraordinary items                   0                    0
Cumulative Effect - changes in
    Accounting principles             0                    0
Net Income or loss              (19,050)             (19,050)
/TABLE

There have been no accounting changes, business combinations or dispositions of business operations by the Company that materially affect the comparability of the information reflected in the selected financial data. The Company is a developmental stage company which has no operating history and no assets. The Company's expenses and liabilities have been incurred solely for administrative expenses.

The Company has no recent operating history and no representation is made, nor is any intended, that the Company will be able to carry on future business activities successfully. Further, there can be no assurance that the Company will have the ability to acquire or merge with an operating business, develop sustaining business opportunities or acquire property that will be of material value to the Company. In the opinion of management, inflation has not and will not have a material affect on the operations of the Company as it does not currently have any significant assets, debt or income.

The Company's viability as a going concern is dependent upon raising additional capital, and ultimately, having net income. The company requires additional capital principally to meet its costs for the implementation of its business plan, for general and administrative expenses and to fund costs associated with start up and trading of retail outlets.

Item 3.    DESCRIPTION OF PROPERTY

The company's administrative offices are located at 1 Rockefeller Plaza, Suite 1600, New York, New York. The Company's office is utilized as a base to contact potential merger and alliances candidates and to service the Company's administrative needs.
The Company is allowed to utilize this office space at no charge by one of the Company's shareholders. The company does not own any significant properties.


Item 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
           AND MANAGEMENT

The following table sets forth the information, to the best knowledge of the Company as of January 31, 1999, with respect to each person known by the Company to own beneficially more than 5% of the Company's outstanding common stock, each director of the Company and all directors and officers of the Company as a group.

Name and Address of      Amount and Nature of            Percent
Beneficial Owner         Beneficial Ownership            of Class
----------------         --------------------            --------

The Law Office of              331,667                    33.17%
Shane Henty Sutton, P.C.
New York, New York

Karela Giselle Pty Ltd.        331,667                    33.17%
Sydney, Australia

Peter Moulinos                 331,666                    33.17%
New York, New York

The Company has been advised that the persons listed above have sole voting, investment, and dispositive power over the shares indicated above. Percent of Class (third column above) is based on 1,000,000 shares of common stock outstanding on January 31, 1999.

The Law Office of Shane Henty Sutton, P.C., is a sole proprietorship whose owner, Shane H. Sutton, director and president of the Company, holds 331,667 shares of common stock. Peter Moulinos, an officer of the Company, holds 331,666 shares of common stock of the Company, and is an employee of The Law Office of Shane Henty Sutton, P.C. Karela Giselle Pty Ltd., is a foreign corporation and holds 331,667 shares of common stock of the Company. David Sutton is a director of Karela Giselle Pty Ltd., and is also a Director of the Company. David Sutton is also the brother of Shane H. Sutton.

ITEM 5.    DIRECTORS AND EXECUTIVE OFFICERS

                           Position(s) Held and
Name                 Age    Duration of Service   Family Relation
----------------     ---    -------------------   ---------------

Shane H. Sutton       50    President and Director    Brother of
                                                     David Sutton
David Sutton          56    Secretary-Treasurer       Brother of
                            and Director             Shane Sutton
Peter Moulinos        30    Director and Officer          None

All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respects to the election of directors.

Set forth below is certain biographical information regarding the Company's executive officers and directors:

Shane Sutton was born in Melbourne, Australia, and obtained a BC.E., degree in 1969 and an LL.B. degree in 1972 from Monash University. He is admitted to practice law in the Australian jurisdictions of Victoria, New South Wales and the High Court of Australia, as well as those in the State of New York and the United States District Court for the Southern and Eastern Districts of New York. In 1975, he established the firm of Henty Sutton & Kelly in Melbourne Australia which specialized in real estate and financial joint ventures. In 1982, he worked with Bear Stearns to establish the first Australian Fund which achieved assets of AUD$750 million. Since then, he has actively been engaged in taking companies public, handling mergers and acquisitions between both foreign and domestic companies, creating capital funding mechanisms and opportunities for small and mid-sized entities, supervising investor relations,

David Sutton resides in Sydney, Australia. He has a B.Com., ASA, ACIS and is a member of the Australian Stock Exchange. He has spent his entire career in brokering, investment banking and investment management. He is chairman of Hudson Securities, a member firm of the Australian Stock Exchange and has several other appointments to various Boards of Directors. He was also the founding partner of McNab Clarke & Co., which later became C.S. First Boston.

Peter Moulinos is an attorney admitted to practice law in the State of New York having graduated from New York Law School in
1994. He also possesses a BBA degree in Finance and has additional experience in the capital markets industry and in the foreign exchange currency markets.

To the knowledge of management, during the past five years, no present or former director or executive officer of the Company:

(1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or present of such a person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer within two years before the time of such filing;

(2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him form or otherwise limiting, the following activities:
(i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director of any investment company, or engaging in or continuing any conduct or practice in connection with such activity; (ii) engaging in any type of business practice; or (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodity laws;

(4) was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity;

(5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in subsequently reversed, suspended, or vacate;

(6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

The Company's Common Stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in connection therewith, directors, officers, and beneficial owners of more than 10% of the Company's Common Stock are required to file on a timely basis certain reports under Section 16 of the Exchange Act as to their beneficial ownership of the Company's Common Stock. The following table sets forth, as of the date of this report, the name and relationship of each person who is required to file on a timely basis any reports required pursuant to Section 16 of the Exchange Act:



Item 6.    EXECUTIVE COMPENSATION

SUMMARY

The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has not paid any salaries or other compensation to its officers, directors or employees for the year ended April 30,1998, nor at any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company's directors will forego any compensation until such time as an accusation or merger can be accomplished and will strive to have the business opportunity provide their remuneration. As of the date hereof, no person has accrued any compensation from the Company.

COMPENSATION TABLE: None; no form of compensation was paid to any officer or director at any time during the last two fiscal years.

CASH COMPENSATION
There was no cash compensation paid to any director or executive officer of the Company during the two fiscal years ended June 30, 1998.

BONUSES AND DEFERRED COMPENSATION: None.

COMPENSATION PURSUANT TO PLANS: None.

PENSION TABLE: None.

OTHER COMPENSATION: None.

COMPENSATION OF DIRECTORS: None.

TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENT:
There are no compensatory plans or arrangements of any kind, including payments to be received from the Company, with respect to any person which would in any way result in payments to any such person because of his or her resignation, retirement, or other termination of such person's employment with the Company or its subsidiaries, or any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
          TRANSACTIONS WITH MANAGEMENT AND OTHERS.

To the best of Management's knowledge, during the fiscal year ended January 31, 1999, there were no material transactions, or series of similar transactions, since the beginning the Company's last fiscal year, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000, and in which any director or executive officer, or any security holder who is known by the Company's common stock, or any member of the immediate family of any of the foregoing persons, has an interest.

The Company uses office space at the Law Office of Shane Henty Sutton, P.C., at 1 Rockefeller Plaza, Suite 1600, New York, New York, which it receives from one of its shareholders at no cost. This office space is used by management to conduct its business affairs, to identify and to communicate with possible merger or business alliance candidates. Once a merger or business acquisition has taken place, alternative arrangements will be sought.


CERTAIN BUSINESS RELATIONSHIPS:

During the fiscal year ended January 1999, there were no material transactions between the Company and its management.


INDEBTEDNESS OF MANAGEMENT:
To the best of Management's knowledge, during the fiscal year ended January 1999 there were no material transactions, or series of similar transactions, since the beginning of the Company's last fiscal year, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000, and in which any director or executive officer, or any security holder who is known by the Company to own of record or beneficially more than 5% of any class of the company's common stock, or any member of the immediate family of any of the foregoing persons, has an interest.

TRANSACTIONS WITH PROMOTERS:
To the best Knowledge of management, no such transactions exist.


Item 8.     LEGAL PROCEEDINGS
No legal proceedings are pending at this time.

Item 9. MARKET PRICE OF AND DIVIDENDS FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
The Company is not aware of any quotations for its common stock, now or at any time within the past two years. As of January 31, 1999, there were approximately 313 holders of record of the issued and outstanding shares of Issuer's common stock. Issuer has never paid a dividend on its outstanding equity. The Company currently has no established public trading market for its common stock.


Item 10.    RECENT SALES OF UNREGISTERED SECURITIES
No recent sales of unregistered securities at this time.


Item 11.    DESCRIPTION OF REGISTRANT'S SECURITIES TO BE
            REGISTERED
The only class of securities of the registrant are 25,000,00 authorized shares of voting common stock, $.001 par value,
1,000,000 issued and outstanding, no dividend.   There are no
restrictions on the alienability of the voting common stock and the rights of the common stockholders may only be modified by a vote of a majority of the shareholders.


Item 12.    INDEMNIFICATION OF DIRECTORS AND OFFICERS
There is no indemnification of directors and officers at this time.

Item 13.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
           FINANCIAL INFORMATION

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Infobooth, Inc.

We have audited the accompanying balance sheet of Infobooth, Inc., (a development stage company) as of January 31, 1999, and the related statements of loss, cash flows and stockholders' equity, for the year then ended, and for the period from February 25, 1998 (inception) to January 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Infobooth Inc. as of January 31, 1999, and the results of its operations and its cash flows for the period in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has losses form operations and a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 3. The financial statements do not include any adjustments that might result form the outcome of this uncertainty.

Graf & Repetti
New York, New York
March 8, 1999

                          INFOBOOTH INC.
                  (A Development Stage Company)
                          BALANCE SHEET
                      AS OF JANUARY 31, 1999


ASSETS
Current Assets
  Cash                                  $2,000
  Other Current Assets                       0
                                        ----------
  Total Current Assets                  $2,000

  Other Assets                               0
                                        ----------
  Total Assets                          $2,000


LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current Liabilities
 Accounts Payable                       $    0
 Accrued Expenses                        2,050
                                       -----------
 Total Current Liabilities              $2,050

 Other Liabilities                           0
                                       -----------
 Total Liabilities                      $2,050

 Stockholders' Equity
  Common Stock, $.001 par value,
  Authorized 25,000.000 Shares;
  Issued and Outstanding 1,000,000
  Shares                                 1,000
 Additional Paid in Capital             18,000
 Deficit Accumulated During
  the Development Stage                (19,050)

                                       -----------
 Total Stockholders' Equity            (    50)

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY (DEFICIT)         $ 2,000

The accompanying notes are an integral part of these financial statements
/TABLE

                         INFOBOOTH INC.
                  (A Development Stage Company)
                   CONDENSED STATEMENT OF LOSS
      FROM FEBRUARY 25, 1998 (INCEPTION) TO JANUARY 31, 1999



                               For the Year            From
                                  Ended            Inception to
                              Jan. 31, 1999        Jan 31, 1999
                              -------------        -------------
TOTAL REVENUES:                $      0             $      0
                                ----------           ----------

OPERATING EXPENSES:
Accounting                        2,000                2,000
Legal                             7,000                7,000
Rent                              9,000                9,000
Filing Fee                           50                   50
Other Start Up Costs              1,000                1,000
                                ----------           ----------

Total Operating Expenses         19,050               19,050
                                ----------           ----------

Operating Loss                 $(19,050)            $(19,050)
                                ----------           ----------

OTHER INCOME (EXPENSES):
Other Income                          0                    0
                                ----------           ----------
NET LOSS                       $(19,050)            $(19,050)

NET LOSS  PER SHARE            $  (0.03)              $(0.03)
                                ----------           ----------

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING           758,824              758,824
                                ----------           ----------

The accompanying notes are an integral part of these financial statements.

/TABLE

                        INFOBOOTH, INC.
                  (A Development Stage Company)
                     STATEMENT OF CASH FLOWS
      FROM FEBRUARY 25, 1998 (INCEPTION) TO JANUARY 31, 1999

                               For the Year            From
                                  Ended            Inception to
                              Jan. 31, 1999        Jan. 31, 1999
                              -------------        -------------

CASH FLOWS FROM
OPERATING ACTIVITIES

Net Loss                      $(19,050)              $(19,050)
                               --------               --------

Adjustments to Reconcile Net
Loss to Net Cash Used in
Operating Activities:
Changes in Assets and Liabilities:
 Increase in Due from Attorney
     Escrow Account             (2,000)                (2,000)
 Increase in Accounts Payable
     and Accrued Expenses        2,050                  2,050
                               --------               --------

Total Adjustments                   50                     50
                               --------               --------

Net Cash Used in
Operating Activities           (19,000)               (19,000)
                               --------               --------

CASH FLOWS FROM
FINANCING ACTIVITIES:

Proceeds from Insurance of
  Common Stock                  10,000                 10,000
Additional Paid In Capital
   By Shareholder                9,000                  9,000

                               --------               --------

Net Cash Provided by
Financing Activities            19,000                 19,000
                               --------               --------

Net Change in Cash                   0                      0

Cash at Beginning of Period          0                      0

Cash at End of Period          $     0                $     0
                               --------               --------

SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION
  Cash Paid During the Period
  for Interest Expense         $     0                $     0
                               --------               --------
  Corporate Taxes              $     0                $     0
                               --------               --------

The accompanying notes are an integral part of these financial statements.

/TABLE

                            INFOBOOTH INC.
                     (A Development Stage Company)
               STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)
                  FOR THE YEAR ENDED JANUARY 31, 1999



                                                        Total
                 COMMON STOCK ISSUED    Additional    Accumulated  Shareholders'
                 SHARES    PAR VALUE    Paid in Cap    Deficit        Equity
              ------------------------------------------------------------------

ISSUANCE OF
1,000,000
SHARES
MAY 18, 1998   1,000,000   $ 1,000      $ 9,000       $    0       $10,000

NET LOSS
FOR THE
PERIOD FROM
INCEPTION TO
JAN. 31, 1999          0         0        9,000      (19,050)      (10,050)
              ------------------------------------------------------------------
BALANCE
JAN. 31, 1999 1,000,000    $ 1,000      $18,000     $(19,050)      $   (50)

The accompanying notes are an integral part of these financial statements.

/TABLE

                          INFOBOOTH INC.
                   (A Development Stage Company)
                   NOTES TO FINANCIAL STATEMENTS
                         JANUARY 31, 1999

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

A. DESCRIPTION OF COMPANY: INFOBOOTH, INC., (the "Company") was organized in February 1998 under the laws of the State of Delaware, having the stated purpose of engaging in any lawful act or activity for which corporations may be organized.

The Company was formed to enter the pay telephone industry and
provide pay telephone service with internet capabilities.    It
primary target was to develop an "internet-pay telephone" kiosk system throughout Australia. The Company also sought to develop a system of smart cards which would be used in its internet kiosks and which would be compatible in regular pay telephones and ATM/debit machines. The Company also investigated potential sites where it can install the kiosks and also referred to professional consultants to determine the feasibility of accessing those sites. The Company also had discussion with the Australian Defense Department and several mining, construction and resort companies regarding the installation of the internet kiosks. The Company however concluded that, in the initial stages of its plan, it would be best to install the kiosks in high profile areas which would enhance the kiosks' visibility to the public and which would be more lucrative.

B. BASIS OF PRESENTATION: Financial statements are prepared on the accrual basis of accounting. Accordingly revenue is recognized when earned and expenses when incurred.

C. USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates. Significant estimates in the financial statements include the assumption that the Company will continue as a going concern. See Note 3.

D. CASH AND CASH EQUIVALENTS: For purposes of the statements of cash flows, the Company considers all short-term investments with maturity of three months or less to be cash equivalents.

NOTE 2 - USE OF OFFICE SPACE

The Company uses 100 square feet of space for its executive offices at One Rockefeller Plaza, New York, NY which it receives from one of its shareholders at no cost. The fair market value of each of these offices is $1,000 per month, which is reflected as an expense with a corresponding credit to contributed capital.


NOTE 3 - LIQUIDITY

The Company's viability as a going concern is dependent upon raising additional capital, and ultimately, having net income.

The Company established its office in New York, New York when it began initial development of its business plan. The Company's limited operating history, including its losses and no revenues, primarily reflect the operations of its early stage.

As a result, the Company had from time of inception to January
31, 1999 no revenue and a net loss from operations of $19,050. As of January 31, 1999, the Company had a net capital deficiency of $50.

The company requires additional capital principally to meet its costs for the implementation of its business plan, for general and administrative expenses and to fund costs associated with development of its Internet kiosks. It is not anticipated that the Company will be able to meet its financial obligations through internal net revenue in the foreseeable future. The Company does not have a working capital line of credit with any financial institution. Therefore, future sources of liquidity will be limited to the Company's ability to obtain additional debt or equity funding. The Company anticipates that its existing capital resources will enable it to maintain its current implemented operations for at least 12 months, however, full implementation of its business plan is dependent upon its ability to raise substantial funding. Management's plan is to move the Company toward profitability within five years and to seek additional capital to fund further expansion of its operations.


NOTE 4 - RELATED PARTY TRANSACTIONS

The Company paid $7,000 to one of its major shareholders for legal services rendered in connection with incorporation and the issuance of stock on May 18, 1998.

NOTE 5 - EARNINGS PER SHARE

                             From Inception
                                  To
                           January 31, 1999
                          -------------------
      Net Loss per share       $(0.03)

Item 14.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
             ACCOUNTING AND FINANCIAL DISCLOSURE

No changes in and disagreements with accountants on accounting and financial disclosure.


Item 15.     FINANCIAL STATEMENTS, EXHIBITS AND
             REPORTS ON FORM 8-K


(A) FINANCIAL STATEMENTS
The Following financial statements are filed as part of this registration statement:

    Balance Sheet
    Statement of Loss
    Statement of Cash Flows
    Statement of Shareholders' Equity (Deficit)
    Selected Financial Data


(B) EXHIBITS AND INDEX OF EXHIBITS
The following exhibits are included in Item 13(c). Other exhibits have been omitted since the required information is not applicable to the registrant.

EXHIBIT

   3         Certificate of incorporation and by-laws

   11        Statement regarding computation of per share
              earnings

   27        Financial Data Schedule


(C) REPORTS ON FORM 8-K
No Report on Form 8-K was filed during the fourth quarter of the period for which this Annual Report is filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Infobooth, Inc.
-----------------------
(Registrant)
Date: March 10, 1999

By: /s/ Shane H. Sutton
    -------------------
    President